Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

date 30 June 2005


05009642

Re: File No. 82-5149

SUPPL

Dear Sir/Madam,

Enclosed please find copy of an announcement of Heineken Holding N.V. dated 21 June 2005.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Encl.

File No. 82-5149

HEINEKEN HOLDING N.V.
registered in Amsterdam

The Board of Directors hereby gives notice that the Annual General Meeting of Shareholders of 20 April 2005 resolved a.o. to amend the Articles of Association of the company.

As a result of the amendments to the Articles of Association, of which the deed of amendment was executed on 26 April 2005, 3.281.250 class B shares were converted into class A shares. Also the designation A and B was deleted.

This announcement is being published in relation to a request made towards Euronext Amsterdam N.V. for admission to the listing.

Amsterdam, 21 June 2005